Exhibit 99.1

Annual and Special Meeting of Multiple Voting and Subordinate Voting Shareholders
Toronto, Ontario - May 8, 2006

REPORT OF VOTING RESULTS
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

1.	Election of Directors
Based on the proxies received, each of the following 5 nominees proposed by management was elected as a Director of Extendicare.

Name of Nominee	Votes For	%	Votes Withheld	%
David M. Dunlap	112,147,415	99.78	246,817	0.22
George A. Fierheller	112,146,553	99.78	247,679	0.22
Dr. Seth B. Goldsmith	112,139,990	99.77	254,242	0.23
Mel Rhinelander	112,366,413	99.98	27,819	0.02
Charles H. Roadman	112,146,690	99.78	247,542	0.22

2.	Appointment of Auditor
Based on the proxies received, KPMG llp was appointed auditor of Extendicare until the next annual meeting of shareholders and the Audit Committee was authorized to fix the auditor’s remuneration.

Votes For	%	Votes Withheld	%
112,378,543	99.99	15,688	0.01

3.	Amendment to Stock Option Plan and Tandem SAR Plan
On a vote by ballot, a Special Resolution was confirmed to amend the Company’s Amended and Restated Stock Option and Tandem SAR Plan.

Votes For	%	Votes Withheld	%
107,561,330	96.09	4,371,226	3.91

4.	Reservation of Additional Shares for Stock Option and Tandem SAR Plan
On a vote by ballot, a Special Resolution was confirmed to reserve an additional 3,400,000 Subordinate Voting Shares for option grants under the Company’s Amended and Restated Stock Option and Tandem SAR Plan.

Votes For	%	Votes Withheld	%
99,846,961	89.20	12,085,595	10.80

5.	Amendment of Articles
On a vote by ballot, a Special Resolution was confirmed to amend the Company’s articles to conform certain provisions of the articles to the current requirements of the Canada Business Corporations Act.

Votes For	%	Votes Withheld	%
112,648,065	99.87	141,239	0.13

6.	Shareholder Proposal
On a vote by ballot, a shareholder proposal to establish a pay-for-superior-performance standard in the Company’s executive compensation plan for senior executives was rejected.

Votes For	%	Votes Withheld	%
4,458,711	3.98	107,473,225	96.02

7.	Confirmation of By-law No. 2
On a vote by ballot, a Special Resolution was confirmed to confirm By-law No. 2 of the Company, to conform certain provisions of By-law No. 1 of the Company to the current requirements of the Canada Business Corporations Act.

Votes For	%	Votes Withheld	%
111,647,217	99.75	285,319	0.25

Yours truly,

/s/ Jillian Fountain
Jillian Fountain
Corporate Secretary